[OHIO NATIONAL FINANCIAL SERVICES LETTERHEAD]

October 20, 2016

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A

ONcore Select 7 and ONcore Select 4; File Nos. 811-1978, 333-212677

Ladies and Gentlemen:

On behalf of Ohio National Variable Account A (“the Registrant”) and The Ohio National Life Insurance Company (“Depositor”), on October 14, 2016, we submitted for filing pursuant to the Securities Act of 1933, as amended, (“1933 Act”) the following pre-effective amendment to the registration statements on Form N-4:

Product filing	40 Act File No.	33 Act File No.

ONcore Select 4 and ONcore Select 7, Pre-Effective Amendment No.1	811-01978	333-212677

The Registrant, its distributor and underwriter Ohio National Equities, Inc. (“ONEQ”), and the Depositor, respectfully request, consistent with Rule 461 under the 1933 Act, that the Commission, pursuant to delegated authority, grant acceleration of the effective dates of these filings and that such registration statements be declared effective on October 21, 2016, or as soon thereafter as practical. Depositor, Registrant, and ONEQ are aware of their obligations under the 1933 Act.

We acknowledge that the Securities and Exchange Commission has reminded us that Registrant and Depositor and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at 513-794-6278 if you have any questions or need more information.

Sincerely yours,

/s/ Kimberly A. Plante

Kimberly A Plante
Second Vice President and Counsel

Securities and Exchange Commission

October 20, 2016

OHIO NATIONAL VARIABLE ACCOUNT A
(Registrant)

By	THE OHIO NATIONAL LIFE INSURANCE COMPANY
(Depositor)

By	/s/ Michael J. DeWeirdt
Michael J. DeWeirdt Senior Vice President, Annuities Strategic Business

THE OHIO NATIONAL LIFE INSURANCE COMPANY
(Depositor)

By	/s/ Michael J. DeWeirdt
Michael J. DeWeirdt Senior Vice President, Annuities Strategic Business

OHIO NATIONAL EQUITIES, INC.
(Distributor and Underwriter)

By	/s/ Martin T. Griffin
Martin T. Griffin Senior Vice President